Filed by aaiPharma Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: aaiPharma Inc.
Commission File No. 0-21185

Subject Company: CIMA LABS INC.
Commission File No. 0-24424

     In connection with a proposed business combination transaction, Scarlet Holding Corporation, the holding company in the proposed transaction, intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of aaiPharma Inc. (“aaiPharma”) and CIMA LABS INC. (“Cima”) are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Scarlet Holding Corporation, aaiPharma and Cima and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed by the Holding Company, aaiPharma and Cima with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, also may be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA LABS INC., 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors also may access free copies of the documents filed with the SEC by aaiPharma on aaiPharma’s website at www.aaiPharma.com or upon written request to aaiPharma at its address listed above, and investors may access free copies of the documents filed with the SEC by Cima on Cima’s website at www.cimalabs.com or upon written request to Cima at its address indicated above.

     aaiPharma, Cima and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma’s stockholders in connection with the proposed merger is set forth in aaiPharma’s proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Cima’s stockholders in connection with the proposed transaction is set forth in Cima’s proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003. Additional information about these participants is contained in the Current Reports on Form 8-K filed by aaiPharma and Cima on August 5, 2003.

     Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

     Set forth below are written materials relating to the merger first published on or after the date hereof. These materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these materials include statements about future financial and operating results, synergies and the proposed merger of aaiPharma and Cima. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed therein.

     Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and Cima to obtain the stockholder and regulatory approvals required for the merger; the new company’s ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or in the new company’s ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies’ products; deterioration in the business of aaiPharma or Cima prior to closing; technical, regulatory or manufacturing issues, new data or intellectual property disputes that may affect the companies’ programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma’s and Cima’s businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and Cima do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

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The following communication was filed on the employee-only section of the aaiPharma/CIMA joint website.

August 25, 2003

Fellow CIMA employees:

When I last wrote to you on August 8th, we had just announced our proposed merger with aaiPharma. We’ve taken several important steps toward completing the merger approval process since then.

During the past two weeks, I have been traveling across the country with aaiPharma’s senior executive team to meet with the largest current and potential shareholders of both companies. We held 40 meetings in 10 cities and met with approximately 200 people. In addition, as you may know, we’ve started a dialogue at the management level on operational issues, which we anticipate will soon evolve into a formal process for joining our two organizations. If you attended one of the meetings with aaiPharma’s Vijay Aggarwal, you participated in an early phase of this dialogue.

Our agreement with aaiPharma is a significant business transaction with deep importance for all of us. Because so many different interests are involved, the announcement of any corporate merger inevitably gives rise to opposing viewpoints, and our proposed merger was no exception. As you know, it has attracted a great deal of attention — positive and negative — on Wall Street and in the media. And the unsolicited alternative proposal from Cephalon, Inc. further increased the focus on CIMA when we announced it on Thursday. As we said in our announcement, CIMA’s board of directors, with the assistance of its advisors, will give full consideration to the Cephalon proposal.

These developments confirm what I indicated to you during our recent employee meetings. The merger process is a long and winding road marked by a series of milestones, including regulatory and shareholder approvals.

I know that it’s easy to be distracted when it seems like everybody is talking about CIMA. But I ask you to join me in staying focused on what’s really important to CIMA’s future. Very simply, this means continuing to work diligently to meet our production forecasts and development schedules. Your ability to consistently achieve these objectives is what has made CIMA such a great company in the first place. With your help, we will continue to deliver greater value to our business partners and build a strong pipeline of proprietary products.

I look forward to keeping you posted as we move forward on the proposed merger. With that in mind, I will be available to respond to questions at two meetings later this week. The first will be Thursday, August 28th from 4:00 PM to 5:00 PM in Eden Prairie and the second meeting will be Friday, August 29th from 9:00 AM to 10:00 AM in Brooklyn Park. Please feel free to bring me your questions and concerns, and visit the merger website at www.acinews.com for more information.

Sincerely,

Steven B. Ratoff
Chairman and Interim CEO